NO ACT

PE 12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010600

February 18, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2010

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 17, 2009

Dear Mr. Larkins:

This is in response to your letters dated December 17, 2009 and January 21, 2010 concerning the shareholder proposal submitted to Honeywell by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 15, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment, AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 18, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 17, 2009

The proposal requests that the board adopt a policy prohibiting active or retired chief executive officers from serving on the compensation committee and further provides that such policy "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the criteria requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

January 21, 2010

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Supplemental Submission
Regarding a Shareowner Proposal Submitted by AFL-CIO

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are filing this letter by email to supplement the no-action request that we submitted on December 17, 2009 (the "No-Action Request") regarding the shareowner proposal submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent") for inclusion in the Company's proxy materials for the 2010 annual meeting of shareowners (the "2010 Proxy Materials"). The purpose of this supplemental submission is to reply to the letter dated January 15, 2010 that the Proponent submitted to the Staff, in response to the Company's No-Action Request. Pursuant to Rule 14a-8(j), we are also filing six hard copies of this letter.

As described in the No-Action Request, the Proposal without qualification would preclude directors who fail to meet a strict "independence" definition "from serving" on the Board Compensation Committee. In particular, it would recommend that the Board adopt a policy "prohibiting any active or retired chief executive officers ("CEOs") from serving on the Board's Compensation Committee." In its response, the Proponent argues that "the Proposal would simply prohibit someone who is presently a CEO or a former CEO of a public company from becoming a member of the Compensation Committee" (emphasis in original). To the contrary, however, the resolution by its own terms precludes a director "from serving" on the Committee.

The resolution concludes with a proviso that would permit the Company to transition to this new policy in the event members of the Committee did not meet the independence definition upon its initial implementation. In particular, the resolution states that "[t]he policy shall be implemented so that it does not affect the unexpired terms of *previously* elected directors" (emphasis added). Accordingly, the Company has not argued that it is beyond the power of the Company and the

Board initially to nominate, and appoint to the Committee, directors who meet the proposed independence requirement. Rather, we have argued that the Proposal lacks a cure mechanism that would address the situation where a member of the Compensation Committee – while initially meeting the proposed independence requirement -- later fails to meet the definition due to his or her subsequently becoming a chief executive officer.

The Proponent also argues that a cure mechanism is implicit in the concluding proviso, but we do not believe that such an interpretation is a fair reading of the proviso. Such an interpretation is inconsistent with the language of the resolution, which broadly and unqualifiedly precludes any director who does not meet the definition "from serving" on the Committee. Nor do we believe that Proponent's proposed interpretation is consistent with how shareowners would interpret it when voting on the resolution.

In contrast to the instant Proposal, the Company intends to include in its 2010 Proxy Materials an "independent board chairman" proposal submitted by a different proponent. The latter proposal does include a cure mechanism, stating that "[t]he policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman." The instant Proposal includes no such language.

For the foregoing reasons, we believe that the Proposal is beyond the power of the Company to effectuate, and may be excluded from the Company's proxy materials under Rule 14a-8(i)(6).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Vineeta Anand *(via e-mail)*
Michele Shirron *(via e-mail)*

#256976

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Honeywell International's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Honeywell International, Inc. ("Honeywell" or the "Company"), by letter dated December 17, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to Honeywell urges

> that the Board of Directors ("Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Honeywell's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. Despite the clear and unambiguous wording of the Proposal, as well as the fact that it specifically provides the Board with an opportunity to cure any eventuality that might arise related to its implementation, Honeywell argues that the Proposal is in violation of Rule 14a-8(i)(6), because Honeywell lacks the power and the authority to implement the Proposal.

II. The Proposal is not in violation of Rule 14a-8(i)(6) because it is clear and unambiguous; it provides the Board with ample opportunity to cure any eventuality that might arise, were it to be implemented.

Honeywell argues that the Proposal is excludable because the Company lacks the power and the authority to implement a requirement that

> any current or former chief executive officers of public companies [be prohibited] from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Honeywell's argument is grounded upon the erroneous claim that the Proposal leaves the Board with no opportunity to cure a situation in which a sitting member of the Compensation Committee becomes a CEO.

Honeywell cites a portion of Staff Legal Bulletin 14C (June 28, 2005), in support of its unfounded claim that the Proposal provides no mechanism for the Board to cure a situation in which a director who is a member of the Compensation Committee becomes a CEO. The full citation of the relevant portion of Staff legal Bulletin 14C is instructive:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times.

The Proposal would in no way deprive the Honeywell Board of Directors with an opportunity to cure a situation in which a member of the Compensation Committee became a CEO during his or her term of service. The Proposal would simply prohibit someone who is presently a CEO or a former CEO of a public company from becoming a member of the Compensation Committee. Once elected, a current or former CEO would only be prohibited from serving on the Board's Compensation Committee. Were a member of the Compensation Committee to become a CEO during his or her term of service on the Committee, that director would continue to serve out his or her term on the Committee. The Proposal specifically provides that it "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

Conscious of the clear guidance provided by Staff Legal Bulleting 14C, Proponent deliberately drafted the Proposal before Honeywell to deal with situations in which:

(1) a member of the Compensation Committee is, at the time the Proposal's initial implementation, a CEO, or a former CEO, or

(2) a member of the Compensation Committee becomes a CEO during his or her term of service on the Compensation Committee.

The Proposal states: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."

The plain language of the Proposal means that any Honeywell director who is a member of the Compensation Committee, and who is a CEO, or a former CEO when the Proposal becomes effective, would continue to serve on the Compensation Committee. The Proposal would also permit the Board to cure the situation cited by Honeywell, in which a sitting member of the Compensation Committee who is not a CEO, becomes a CEO. In this situation, the affected director would have been "previously elected." The affected director would therefore continue to serve out the remainder of his or her term as a member of the Compensation Committee.

Consequently, the Proposal provides the Board with the ability to cure any eventuality that might arise in its implementation.

Honeywell cites several decisions of the Staff in support of its request to exclude the Proposal. Upon review, each is inapposite.

Clear Channel Communications, Inc., 2005 SEC No-Act. LEXIS 606 (May 20, 2005) was a decision not to present a prior decision of the Staff *Clear Channel Communications, Inc.*, 2005 SEC No-Act. LEXIS 98 (January 23, 2005) for review by the full Commission. The January 23, 2005 decision is instructive, because it clearly stated that

> it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and *the proposal does not provide the board with an opportunity or mechanism to cure* such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). (Emphasis added)

Unlike the Proposal before Honeywell, there was no provision *Clear Channel Communications, Inc.* that would permit the Board to cure a situation in which a director lost his or her independence. The Proposal before Honeywell provides a cure, namely, that a director serving on the Compensation Committee who might become a CEO, would continue to serve out his or her term on the Committee.

Honeywell cites *NSTAR*, 2007 SEC No-Act. LEXIS 688 (December 19, 2007), which also involved a proposal that failed to provide for an opportunity to cure its requirements that the

> chairman (woman) shall be an outside trustee and shall not live nearer than fifty (50) miles from where the NSTAR chief executive officer is domiciled and may not have been an employee of NSTAR, although maybe a shareholder of NSTAR in accordance with rules NSTAR may have concerning stockownership of NSTAR Trustees upon their commencing service to NSTAR Board members.

The Proposal before Honeywell, however, clearly provides the Board with ample opportunity to cure any eventuality that might arise, were a member of the Compensation Committee to become a CEO, while serving on the Committee.

Honeywell also cites *General Electric Company,* 2006 SEC No-Act. LEXIS 25 (January 10, 2006), yet that decision *denied* GE's request, citing both Rules 14a-8(i)(3) and14a-8(i)(6) to exclude a proposal that would "require that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities."

3M Company, 2007 SEC No-Act. LEXIS 367 (March 19, 2007), another decision cited by Honeywell, involved a proposal that would have required that "four of the nine 'non-Chair' directors be current or former employees of the company with at least twenty years of service." There was no provision for the Board to cure, unlike the Proposal before Honeywell.

In the instant case, Proponent has drafted a precatory Proposal and has provided the Board with the opportunity to cure any contingency that might arise in its implementation: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."

III. Conclusion

Honeywell has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is clear and it provides the Board of Directors with the ability to cure any situation that might arise in its implementation. The Proposal may not be excluded under Rule 14a-8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov** and I am sending a copy to Counsel for the Company.

Sincerely,

/s/

Robert E. McGarrah, Jr.
Counsel, Office of Investment

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

December 17, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to
Omit Shareowner Proposal Submitted by AFL-CIO

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company," or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by the American Federation of Labor and Congress of Industrial Organizations, for inclusion in the Company's proxy materials for the 2010 annual meeting of shareowners (the "2010 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED: The shareholders of Honeywell International Inc. ("the Company") request that the Board of Directors ("Board") adopt a policy prohibiting any active or retired chief executive officers ("CEOs") from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2010 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities Exchange Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by overnight courier to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2010 Proxy Materials.

We believe that the Proposal may be omitted from the Company's proxy materials under Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal.

The Proposal requests that the Company's Board of Directors implement a policy that in effect requires members of its Management Development and Compensation Committee ("Compensation Committee") to meet an extremely stringent and unprecedented definition of "independence." In particular, the Proposal if implemented would prohibit any active or retired chief executive officer from serving on the Committee.

The Supporting Statement reflects the proponent's view that current or prior service as a chief executive officer would undermine a director's independence on compensation matters. The Supporting Statement states, for instance, that "[w]e are particularly concerned about CEOs on the compensation committee because of their potential conflicts of interest in setting the compensation of peers." It continues with the assertion that "[t]t is axiomatic that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives."

Honeywell believes that the Proposal is beyond its power to effectuate because it does not provide a "cure" mechanism in the event that a current or future member of that Committee becomes the chief executive officer of a company while serving as a member of Honeywell's Compensation Committee. Absent such a "cure" mechanism, the Proposal in effect requires that members of the Compensation Committee meet the proposed qualifications at all times – i.e., it requires that that the Company ensure that no active member of the Compensation Committee becomes chief executive officer of a company at any time during their service on the Committee. This requirement is beyond the power of Honeywell to either control or even influence, since other companies do not consult with Honeywell on their internal personnel decisions.

It is quite possible that Honeywell would appoint to its Compensation Committee a director who is not an active or retired CEO who could subsequently become a chief executive officer of a company. In this circumstance, the continued service of that individual on the Committee would violate the proposed policy in the absence of a "cure" mechanism.

The Staff addressed this very issue in *Staff Legal Bulletin 14C.* Addressing proposals that seek to impose new "independence" qualifications for directors, the Staff explained:

> "Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, . . . we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6)."

The Staff then goes on to address the type of "cure" mechanism that would avoid the problem described above:

> "In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal . . . ."

As noted above, the Proposal at hand requires without qualification that a director on the Compensation Committee meet the proposed new independence standard – i.e., that he or she not be a current or retired CEO. A director who does not meet the proposed requirement is prohibited "from serving" on the Committee, and it lacks any "cure" mechanism.

Consistent with the position described above, the Staff has permitted companies to exclude shareowner proposals that seek to impose new director qualifications without a "cure" mechanism that would apply to active directors. For instance, in Clear Channel Communications, Inc. (May 20, 2005), the Staff concurred that the company could exclude a shareowner proposal on director independence under Rule 14a-8(i)(6). The proposal in that case requested that the board establish a policy requiring the compensation committee be composed solely of independent directors. In its response, the Staff elaborated that:

> "As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement."

See also, e.g., NSTAR (Dec. 19, 2007) (proposal that chairman of the board be an outside trustee who does not live within 50 miles of where the chief executive officer resides); General Electric Company (Jan. 10, 2006) (proposal requesting that chairman of the board have no management duties, titles, or responsibilities). This concept has been applied outside the scope of director "independence" qualifications. See 3M Company (Mar. 19, 2007) (proposal would require that four members of the board be current or former employees of the company with at least 20 years of experience).

For the foregoing reasons, we believe that the Proposal is beyond the power of the Company to effectuate, and may be excluded from the Company's proxy materials under Rule 14a-8(i)(6).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Vineeta Anand

#256022

Exhibit A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: October 21 2009

To: Thomas F. Larkins, Vice President and Corporate Secretary
Honeywell International Inc.

Fax: 973-455-4413

From: Daniel Pedrotty

Pages: _3_(including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 20, 2009

Sent by FAX and UPS Next Day Air

Mr. Thomas F. Larkins, Vice President
and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morristown, New Jersey 07962-1219

Dear Mr. Larkins:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Honeywell International Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 573 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Restrict CEO Service on the Compensation Committee

Resolved: The shareholders of Honeywell International Inc. (the "Company") request that the Board of Directors ("Board") adopt a policy prohibiting any active or retired chief executive officers ("CEOs") from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Supporting Statement

It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the compensation committee because of their potential conflicts of interest in setting the compensation of peers.

It is axiomatic that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. Those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the compensation committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent. Our concern is most acute at companies where the chairman of the Board is also the CEO.

In their 2004 book "*Pay Without Performance*," Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

"There are still plenty of CEOs who sit on compensation committees at other companies," said Carol Bowie, a corporate governance expert at RiskMetrics Group. "They don't have an interest in seeing CEO pay go down." *(Crain's Chicago Business, May 26, 2008.)*

Graef Crystal concurs. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." *(Bloomberg News column, June 22, 2009.)*

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." *(The New York Times, May 24, 2006.)*

At our Company, Chairman and CEO David Cote received a 32% pay increase in 2008 to $30.8 million, including the grant date fair value of equity-based awards, despite the Company's poor performance, both in absolute terms and relative to peers. Three of the four directors on the Management Development and Compensation Committee are retired CEOs.

We urge you to vote FOR this proposal.

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

October 27, 2009

VIA FEDERAL EXPRESS

Ms. Vineeta Anand
AFL-CIO
Office of Investment
815 Sixteenth Street, N.W.
Washington, DC 20006

Dear Ms. Anand:

This will confirm receipt of Mr. Pedrotty's letter dated October 20, 2009 submitting a proposal entitled "Restrict CEO Service on the Compensation Committee" for inclusion in Honeywell's proxy statement for its 2010 Annual Meeting of Shareowners.

We have not yet received proof of ownership from the record holder. Therefore, we are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to October 20, 2009.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Sincerely,



cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO

#254338

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

October 29, 2009

Sent by FAX and UPS Next Day Air

Mr. Thomas F. Larkins, Vice President
and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morristown, New Jersey 07962-1219

Dear Mr. Larkins:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 573 shares of common stock (the "Shares") of Honeywell International Inc. beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8550-253

Larkins, Tom

From: Larkins, Tom
Sent: Monday, December 14, 2009 11:51 AM
To: vanand@aflcio.org
Subject: Discussion Points for Today's Call

Importance: High

Vineeta –

Set forth below is a summary of the points I would like to discuss on this afternoon's call. I believe they will provide helpful context regarding your understanding of the Company's performance and compensation.

I look forward to speaking with Brandon and you later today.

Over the five years ending December 31, 2008, Honeywell:

- Grew sales by 58%; 10% annually (CAGR)
- Increased EPS by 151%; 20% annually (CAGR)
- Doubled our free cash flow to more than $3 billion; 15% annually (CAGR)
- Improved ROI by 14 points
- Increased our dividend rate by 10% annually

In 2008, the Company built on the achievements of the last several years by:

- Increasing sales by 6%
- Growing EPS 19%
- Generating $3.1 billion in free cash flow (excluding cash taxes related to a divestiture)
- Converting free cash flow at 110% of net income

In spite of the company's strong performance in 2008, Mr. Cote's annual incentive bonus was 17% below the prior year, in light of difficult economic and industry conditions at year-end and anticipating deteriorating global conditions entering 2009.

The 2008 non-equity incentive compensation reflected for Mr. Cote in the Summary Compensation Table relates to the Growth Plan, an incentive plan established in 2003 to encourage executives to focus on the Company's achievement of specific financial objectives over a two-year performance cycle. It is aimed at driving sustainable, profitable growth and is focused on execution of business fundamentals independent of stock price fluctuations. Actual results for 2007-2008 performance cycle significantly exceeded established targets. As a retention mechanism, Growth Plan payouts with respect to the 2007-2008 performance cycle are made 50% in the first quarter of 2009 and, subject to continued employment, 50% in first quarter of 2010.

SEC disclosure rules require that the entire Growth Plan award for the completed performance cycle be reported as compensation in the year in which the cycle ends. This results in an over-inflated picture of annual executive compensation every other year. If Growth Plan payouts were reflected as made (which makes sense given that they are subject to forfeiture if not employed by the Company on the payout date), Mr. Cote's total compensation would be relatively flat over the three-year period covered in the Summary Compensation Table in the Company's most recent proxy statement.

Larkins, Tom

From: Vineeta Anand [Vanand@aflcio.org]
Sent: Monday, December 14, 2009 12:15 PM
To: Larkins, Tom
Subject: Re: Discussion Points for Today's Call

Thanks, Tom. This is helpful. Brandon may not be able to join us on the call, but my colleagues Pat O'Meara and Rob McGarrah will.
Is anyone else joining you?
Vineeta

Vineeta Anand
Chief Research Analyst
AFL-CIO Office of Investment
(202) 637-5182
Cell: (202) 631-9774

>>> "Larkins, Tom" <Tom.Larkins@Honeywell.com> 12/14/2009 11:50 AM >>>

Vineeta –

Set forth below is a summary of the points I would like to discuss on this afternoon's call. I believe they will provide helpful context regarding your understanding of the Company's performance and compensation.

I look forward to speaking with Brandon and you later today.

Over the five years ending December 31, 2008, Honeywell:

- Grew sales by 58%; 10% annually (CAGR)
- Increased EPS by 151%; 20% annually (CAGR)
- Doubled our free cash flow to more than $3 billion; 15% annually (CAGR)
- Improved ROI by 14 points
- Increased our dividend rate by 10% annually

In 2008, the Company built on the achievements of the last several years by:

- Increasing sales by 6%
- Growing EPS 19%

- Generating $3.1 billion in free cash flow (excluding cash taxes related to a divestiture)

- Converting free cash flow at 110% of net income

In spite of the company's strong performance in 2008, Mr. Cote's annual incentive bonus was 17% below the prior year, in light of difficult economic and industry conditions at year-end and anticipating deteriorating global conditions entering 2009.

The 2008 non-equity incentive compensation reflected for Mr. Cote in the Summary Compensation Table relates to the Growth Plan, an incentive plan established in 2003 to encourage executives to focus on the Company's achievement of specific financial objectives over a two-year performance cycle. It is aimed at driving sustainable, profitable growth and is focused on execution of business fundamentals independent of stock price fluctuations. Actual results for 2007-2008 performance cycle significantly exceeded established targets. As a retention mechanism, Growth Plan payouts with respect to the 2007-2008 performance cycle are made 50% in the first quarter of 2009 and, subject to continued employment, 50% in first quarter of 2010.

SEC disclosure rules require that the entire Growth Plan award for the completed performance cycle be reported as compensation in the year in which the cycle ends. This results in an over-inflated picture of annual executive compensation every other year. If Growth Plan payouts were reflected as made (which makes sense given that they are subject to forfeiture if not employed by the Company on the payout date), Mr. Cote's total compensation would be relatively flat over the three-year period covered in the Summary Compensation Table in the Company's most recent proxy statement.